Baxalta Incorporated

1200 Lakeside Drive

Bannockburn, Illinois 60015

May 12, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Assistant Director Suzanne Hayes

Re:	Baxalta Incorporated (the “Company”)
Registration Statement on Form S-4
File Number 333-210320

Dear Ms. Hayes:

Reference is made to the Registration Statement on Form S-4 (File No. 333-210320) (the “Registration Statement”), filed by Baxalta Incorporated (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”). The Company hereby requests acceleration of effectiveness of the Registration Statement so that it will be declared effective at 5:00 p.m., Eastern time, on May 13, 2016, or as soon as practicable thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

The Company hereby acknowledges that:

•	should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this request, please contact me at (224) 940-3216. In addition, please contact me when this request for acceleration has been granted.

Sincerely,

/s/ Stephanie D. Miller

Stephanie D. Miller

Senior Vice President, Associate General

Counsel and Corporate Secretary